Law Offices of Thomas E. Puzzo, PLLC
                                3823 44th Ave. NE
                            Seattle, Washington 98105
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com

                                December 22, 2015

VIA EDGAR

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

     Re: Zlato Inc.
         Form 10-K for Fiscal Year Ended March 31, 2015
         Filed June 12, 2015
         File No. 000-55023

Dear Ms. Collins:

     We respectfully hereby submit the information in this letter, on behalf of our client Zlato, Inc., a Nevada corporation (the "Company"), in response to the letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated December 4, 2015.

     The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment.

ITEM 9A. CONTROLS AND PROCEDURES, PAGE 26

WE NOTE THAT YOU CONCLUDED YOUR DISCLOSURE CONTROLS AND PROCEDURES (DCP) WERE EFFECTIVE WHILE ALSO CONCLUDING THAT YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR) WAS NOT EFFECTIVE DUE TO MATERIAL WEAKNESSES. PLEASE EXPLAIN TO US HOW YOU ARRIVED AT DIFFERENT CONCLUSIONS IN LIGHT OF THE EXISTING MATERIAL WEAKNESSES. YOUR EXPLANATION SHOULD BE COMPREHENSIVE AND ADDRESS ALL OF THE COMPONENTS OF THE DEFINITION OF DISCLOSURE CONTROLS AND PROCEDURES. WE REFER YOU TO SECTIONS II.D AND E OF SEC RELEASE 33-8238, IN WHICH THE COMMISSION RECOGNIZES THAT THERE IS SUBSTANTIAL OVERLAP BETWEEN ICFR AND DCPS. FOR EXAMPLE, DCPS OFTEN INCLUDE THOSE COMPONENTS OF ICFR THAT PROVIDE REASONABLE ASSURANCES THAT TRANSACTIONS ARE RECORDED AS NECESSARY TO PERMIT PREPARATION OF FINANCIAL STATEMENTS IN ACCORDANCE WITH GAAP. PLEASE INCLUDE IN YOUR RESPONSE AN EXPLANATION AS TO HOW YOU DETERMINED THAT THE MATERIAL WEAKNESSES IN YOUR ICFR WERE NOT ONE OF THE COMPONENTS OF ICFR THAT IS ALSO INCLUDED IN DISCLOSURE

CONTROLS AND PROCEDURES. THIS COMMENT ALSO APPLIES TO THE CONCLUSIONS REACHED IN YOUR FORMS 10-Q FOR THE FISCAL QUARTERS ENDED JUNE 30, 2015 AND SEPTEMBER 30, 2015.

     Company response: The Company uses the COSO framework for the purpose of disclosure related to its internal controls and procedures. The company currently believes that its disclosure controls and procedures are effective, even though the Company does not meet COSO standards for internal controls and procedures, because the Company does not have any issue with respect to disclosure of material information required to be included in its Securities and Exchange Commission reports being recorded, processed, summarized and reported within the time periods specified in Commission's rules and forms relating to itself. Accordingly, the Company has disclosed management's conclusion regarding disclosure controls and procedures, as required by Item 307, which does not require that the company make reference to its internal controls and procedures when coming to such conclusion.

     Furthermore, Section II.D of SEC Release 33-8238 itself states, in relevant part: "However, in designing their disclosure controls and procedures, companies can be expected to make judgments regarding the processes on which they will rely to meet applicable requirements." As explained above, the Company has relied on its own process with respect to timely disclosure of material information required to be included in its reports being recorded, processed, summarized and reported within the time periods specified in Commission's rules and forms relating to itself, and the Company has timely made every filing with the Commission.

EXHIBITS 31.1 AND 31.2 - CERTIFICATIONS

1. WE NOTE THAT THE CERTIFICATIONS FILED AS EXHIBITS 31.1 AND 31.2 DO NOT INCLUDE THE LANGUAGE REGARDING INTERNAL CONTROL OVER FINANCIAL REPORTING IN THE INTRODUCTORY PARAGRAPH 4 AS REQUIRED BY ITEM 601(B)(31) OF REGULATION S-K. PLEASE AMEND YOUR FILING TO INCLUDE CORRECTED CERTIFICATIONS THAT PROVIDE ALL OF THE REQUIRED STATEMENTS.

     Company response: On December 22, 2015, the Company filed Amendment No. 1 to Form 10-K.

     Additionally, attached hereto as Exhibit "A", please find a letter from the Company requested by the Commission in its December 4, 2015, letter.

     Please contact the undersigned with any questions, comments or other communications to the Company.

                               Very truly yours,


                               /s/ Thomas E. Puzzo
                               ---------------------------------
                               Thomas E. Puzzo

                                    EXHIBIT A


                                   Zlato, Inc.
                                   Mlynska 28
                                  040 01 Kosice
                                 Slovak Republic

                                December 22, 2015

VIA EDGAR

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

     Re: Zlato Inc.
         Form 10-K for Fiscal Year Ended March 31, 2015
         Filed June 12, 2015
         File No. 000-55023

Dear Ms. Collins:

In connection with the reference filing, Zlato, Inc, a Nevada corporation (the "Company), confirms that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

     Please contact our counsel, Thomas E. Puzzo, at (206) 522-2256 with any questions or comments.

                                   Sincerely,

                                   ZLATO, INC.


                                   /s/ Dana Gallovicova
                                   ----------------------------------
                                   Dana Gallovicova